UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-30264
USIP NUMBER 87889V104

 (Check one):

☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K  ☐ Form 10-Q     ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:        December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

 TEDA Travel Group, Inc.

Full Name of Registrant

  Acola Corp.

Former Name if Applicable

 ChinaChem Century Tower, Suite  2102
 178 Gloucester Road

Address of Principle Executive Office (Street and Number )

 Wanchai, Hong Kong F4

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TIDA Travel Group, Inc. (the "Company") was unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2005 (the "2005 Form 10-KSB") on March 31, 2006 because of delays in the completion of its financial statements and related portions of the 2005 Form 10-KSB, which delays could not be eliminated by the Company without unreasonable effort and expense.

The Company has experienced delays in completing its financial statements for the year ended December 31, 2005 because of delays in the receipt of financial information from Tianjin Teda Yide Industrial Company Limited (f/k/a Tianjun Yide Real Estate Co., Ltd), a sino-foreign joint venture (“Yide”) in which the Company holds a 35% interest, which financial information is necessary to complete the Company's financial statements. As a result, the Company requires additional time to finalize its financial statements and disclosures to be included in its 2005 Form 10-KSB and obtain appropriate reports from its independent registered public accounting firm. The Company believes that it will be able to complete and file the 2005 Form 10-KSB by the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alisande M. Rozynko	415	495-8900
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 TEDA Travel Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2006	By :	/s/ GodFrey Chin Tong Hui
Godfrey Chin Tong Hui Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.